HellerEhrman

BEST AVAILABLE COPY

September 30, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

05011811

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 1 1 2005 WASH. D.C. 185 SECTION

PROCESSED OCT 19 2005 THOMSON FINANCIAL

Ladies and Gentlemen:

82-3783

SEC FILE NO. ~~82-3782~~

Re: Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act

On behalf of Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd (the "Company"), SEC File No. 82-3782, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding summary of semi-annual report 2005, dated August 24, 2005, published (in English language) in Takungpao and cninf.com.cn on August 24, 2005; and

(2) The Company's announcement regarding summary of purchase report, dated August 16, 2005, published (in Chinese language) in Takungpao and cninf.com.cn on August 18, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dw 10/19

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd.

HK 1029711 v1
9/30/05 9:56 AM (19081.0001)

Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd.
Summary of Semi – annual Report 2005

§1. Important Notice

1.1 The Board of Directors of SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) and its directors ensure that there are no false recordation, misleading statements or material omissions carried in the contents of this report, and shall take responsibilities, individually and/or collectively, for the correctness, accuracy and completeness of the contents.

The summary of semi – annual report 2005 is abstracted from the semi – annual report; and full text of the semi – annual report is published on the website http://www.cninfo.com.cn in the mean time. The investors are suggested to read the full text of semi – annual report to understand more details.

1.2 No director stated that he(she) could not ensure the truthfulness, accuracy and completeness of the contents of the Semi – annual Report or have objection for this report.

1.3 Director Xie Guangliang and Hou Liying did not attend the Board meeting.

1.4 The semi – annual financial report is not audited.

1.5 Person in charge of the Company Shao Zhihe, Person in Charge of the Accounting Chen Wuhua and Person in charge of the Accounting Organ Chen Jincai hereby confirm that the semi – annual financial report is true and complete.

§2. Company Profile

2.1 Basic information

Short form of the stock

Short form of the stock	SHENSHENFANG A, SHENSHENFANG B	
Stock code	000029, 200029	
Listed stock exchange	Shenzhen Stock Exchange.	
	Secretary of the Board	Securities Affairs Representative
Name	Chen Ji	Yu Zhigang
Contact address	47/F, SPG Plaza, Renmin South Road, Shenzhen	47/F, SPG Plaza, Renmin South Road, Shenzhen
Telephone	86 – 755 – 82293000 – 4718	86 – 755 – 82293000 – 4715
Fax	86 – 755 – 82294024	86 – 755 – 82294024
E – mail	spg@163.net	spg@163.net

2.2 Major financial data and indexes

2.2.1 Major accounting data and financial indexes

Unit: RMB

	At the end of this report period	At the end of last year	Increase/decrease at the end of this report period compared with the end of last year(%)
Current assets	2,088,221,963.19	1,915,652,435.35	9.02%
Current liabilities	1,411,354,883.09	1,345,365,333.81	4.90%
Total assets	2,562,486,506.99	2,518,992,748.86	1.73%
Shareholders' equity (excluding minority interests)	986,291,280.22	1,002,069,397.00	-1.57%
Net assets per share	0.97	0.99	-2.02%
Net assets per share after adjustment	0.91	0.93	-2.15%
	In the report period (Jan. to Jun. 2004)	In the same period of last year	Increase/decrease in this report period compared with the same period of last year (%)
Net profit	-15,778,116.77	-34,848,735.64	54.48%
Net profit after deducting non – recurring gains and losses	-25,132,226.40	-28,661,199.04	12.31%
Earnings per share	-0.02	-0.03	33.33%
Earnings per share (Note)		-	-
Rate of return on equity (%)	-1.60%	-3.14%	1.54%
Net cash flow arising from operating activities	100,924,290.67	61,938,761.67	62.94%

2.2.2 Items of non – recurring gains and losses

√Applicable □Inapplicable

Unit: RMB

Items of non – recurring gains and losses	Amount
Gains and losses from equity disposal	10,348,325.68
Non – operating income	157,235.05
Non – operating expenses	-1,151,451.05
Total	9,354,109.68

2.2.3 Difference between CAS and IAS

√Applicable □Inapplicable

	Net loss for the period RMB'000	Net assets RMB'000
As reported in the consolidated financial statements prepared in accordance with Accounting Standards for Enterprise Business in the PRC	(15,778)	986,291
Reversal of depreciation charges in respect of investment properties	10,011	104,527
Adjustment for market value of short – term investments	(383)	873
Expenses accrued in previous year	-	521
Difference in recognition of cost of fixed assets	-	(202,146)
Goodwill arising from acquisition of subsidiaries	-	(4,298)
Others	-	-
As reported in the consolidated financial statements prepared in accordance with IFRS	(6,150)	885,885

§3. Changes in Share Capital and Particulars about Shareholders

3.1 Statement of changes in shares

□Applicable √Inapplicable

3.2 Particulars about shares held by the top ten shareholders and the top ten shareholders of circulating shares

Total shareholders at the end of report period						110,187
Particulars about shares held by the top ten shareholders						
Full name of shareholder	Increase/decrease in this report period	Holding shares at the period – end	Proportion (%)	Type of shares (Circulating or non – circulating)	Number of shares pledged or frozen	Nature of shareholders (state – owned shareholder or foreign shareholder)
SHENZHEN CONSTRUCTION INVESTMENT HOLDINGS CORP.	0.00	743,825,000.00	73.52%	Non – circulating		State – owned shareholder
BOSHI YUFU SECURITIES INVESTMENT FUNDS	1,410.00	901,586.00	0.09%	Circulating		Shareholder of legal person: A – share
CHU KOONYUK	0.00	720,000.00	0.07%	Circulating		Shareholder of individual B – share
LAI KONGSUNG	64,000.00	643,200.00	0.06%	Circulating		Shareholder of individual B – share
ORE BURNS (AUSTRALIA) PTY LTD	0.00	600,000.00	0.06%	Circulating		Shareholder of legal person: B – share
HU YANFEN	500,000.00	500,000.00	0.05%	Circulating		Shareholder of individual B – share
SHUM YIP KWAN WING DEVELOPMENT LTD	-6,000.00	497,600.00	0.05%	Circulating		Shareholder of legal person: B – share
YANG YAOCHU	0.00	477,000.00	0.05%	Circulating		Shareholder of individual B – share
ZHU LIRONG	0.00	387,800.00	0.04%	Circulating		Shareholder of individual B – share
ZHONG YUJIAN	0.00	379,118.00	0.04%	Circulating		Shareholder of individual B – share

Particulars about shares held by the top ten shareholders of circulating share		
Full name of shareholders	Circulating shares held at the end of report period	Type (A – share, B – share, H – share and others)
BOSHI YUFU SECURITIES INVESTMENT FUNDS	901,586.00	A – share
CHU KOONYUK	720,000.00	B – share
LAI KONGSUNG	643,200.00	B – share
ORE BURNS (AUSTRALIA) PTY LTD	600,000.00	B – share
HU YANFEN	500,000.00	B – share
SHUM YIP KWAN WING DEVELOPMENT LTD	497,600.00	B – share
YANG YAOCHU	477,000.00	B – share
ZHU LIRONG	387,800.00	B – share
ZHONG YUJIAN	379,118.00	B – share
ZHANG JIANHE	368,300.00	B – share
Explanation on associated relationship among the top ten shareholders or consistent action	Unknown	
Explanation on the appointed period of holding shares which strategic investors or general legal person participate in the allotment of new shares		
Shareholders' name	Appointed period of holding share	
Naught	Naught	

3.3 Particulars about change in controlling shareholder and actual controller of the Company

□Applicable √Inapplicable

§4. Particulars about Directors, Supervisors and Senior Executives

4.1 Particulars about the change in shares held by directors, supervisors and senior executives

□Applicable √Inapplicable

§5. Discussion and Analysis of the Management

5.1 Statement of main operations classified according to industries and products

Unit: RMB'0000

	Income from main operations	Cost of main operations	Gross profit ratio (%)	Increase/decrease in income from main operations over the same period in last year (%)	Increase/decrease in cost of main operations over the same period last year (%)	Increase/decrease in gross profit ratio over the same period in last year (%)
Particulars about main operations classified according to industries						
Property development and management	4,800.23	3,078.55	36.03%	-61.29%	-72.09%	24.74%
Property management	2,310.96	2,932.75	25.02%	-3.92%	-14.11%	6.89%
Other services	2,103.39	1,261.00	40.03%	4.94%	11.31%	-12.84%
Hotels	842.50	765.12	10.27%	22.06%	15.72%	4.90%
Finishing and decoration	2,451.70	2,347.93	11.46%	-25.15%	-30.57%	3.62%
Other industries	452.57	81.27	82.44%	6.31%	-25.33%	6.30%
Retailing	2,413.49	2,435.04	0.55%	-84.59%	-84.08%	-3.17%
Including: related transactions		50.88			-12.00%	
Particulars about main operations classified according to products						
Real estate	4,800.23	3,078.55	36.03%	-61.29%	-72.09%	24.74%
Including: related transactions						
The pricing rules of related transactions	Pricing prices through project bidding in compliance with the market rules.					

Including: total amount of related transactions that the Company sold products and provided labor service to the controlling shareholder and its subsidiaries was RMB 0.00 in the report period.

5.2 Particulars about main operations classified according to location

Unit: RMB'0000

Location	Income from main operations	Increase/decrease in income from main operations over the same period in last year (%)
Domestic	17,171.59	-56.35%
Overseas	33.20	-2.47%

5.3 Other business with significant influence upon the net profit

□Applicable √Inapplicable

5.4 Situation of associates

□Applicable √Inapplicable

5.5 Explanation on reasons of material changes in main operations and its structure

□Applicable √Inapplicable

5.6 Explanation on reasons of material changes in profitability capability of main operations (gross profit ratio) than that in the last year

√Applicable □Inapplicable

The profit rate of main operations in the report period increased from 8.41% to 21.27% by 12.86% over the same period in last year. This increase is resulted from the gross profit rate in real estate development raised over the same period in last year, accounting for 39.84% in the total gross profit; the gross profit rate in real estate management, construction and installation, travels, hotels, restaurants and other services increased by a certain margin over the same period in last year; the gross profit rate in the house lease and business trade decreased by a small margin. The operating profit in total increased RMB 3.472 million by 10.48% over the same period in last year.

5.7 Analysis to reasons of material changes in profit structure compared with the previous year

√Applicable □Inapplicable

Analysis to the profit structure in the report period: 1. There was little change in the profit of main operations; 2. Profit of other businesses decreased and was RMB 8.2028 million less than that in the same period in last year. The reason is that the affiliate Shenfang Supermarket gone into liquidation was not consolidated with its financial statements in this report period, which brought about income decrease in the house lease, water and electricity charges and other businesses; 3. Expenditures decreased to RMB 62.33 million in this report period, RMB 13.52 million less than that of the same period in last year. The administrative expense evidently decreased which was RMB 7.45 less than that in the same period in last year owing to the Company effective management control; 4. The earnings on legal person's share of Jiling Pharmaceutical Co., Ltd amounted to RMB 10.937 million through the transfer.

5.8 Application of the raised proceeds through shares offering

5.8.1 Application of the raised proceeds

□Applicable √Inapplicable

5.8.2 Particulars about the changed projects

□Applicable √Inapplicable

5.9 Revising of business plan for the 2nd half year by the Board of Directors

√Applicable □Inapplicable

5.10 Estimation of accumulative profit from the year beginning to the end of the next report period maybe is deficit, or in comparison with the same period of the previous year, gives the warning of great change and the notice to the reasons.

√Applicable □Inapplicable

Performance prediction	√Loss □Large – margin decrease □Large – margin increase □Making up deficits
Explanation on the performance prediction (Explanation on the reasons, uncertainty and influence)	The profitability of main operations is hard to greatly improve in a short term. It is predicted that the Company is continuing to suffer deficits in the following report period.

5.11 Explanation of the Management on "Qualified Opinion" from the Certified Public Accountants in the report period

□Applicable √Inapplicable

5.12 Explanation of the management on the change and the treatment result of the issues involved in the "Qualified Opinion" made by the CPAs in the previous year

□Applicable √Inapplicable

§6. Significant Events

6.1 Purchase, sales and reorganization of assets

6.1.1 Purchase of assets

□Applicable √Inapplicable

6.1.2 Sales of assets

□Applicable √Inapplicable

Unit: RMB'0000

Counterpart of transaction	Sold assets	Sales day	Sales price	Net profit the sales of assets contributes to the listed company from the year beginning to the sales day	Gains and losses incurred through sales	Whether being the sale for related transactions or not	Explanation on pricing rules	Whether the ownership has been transferred or not	Whether all the credits and liabilities have been transferred or not
Shenzhen Investment Holding Co., Ltd	Part of commercial housing in Yitai Building	May 25, 2005	11,876.00	0.00	0.00	No	Fixing prices by referring to the market price	No	No

6.1.3 Progress of these events and its influence on the operating results and financial status in the report period after the report on assets restructure or public notice on acquisition and sales of assets being published

□Applicable √Inapplicable

6.2 Guarantees

√Applicable □Inapplicable

Unit: RMB'0000

Particulars about the external guarantee (excluding the guarantee for controlling subsidiaries)						
Name of warrantee	Effective date (when agreements signed)	Amount of guarantee	Type of guarantee	Term of guarantee	Completed implementation or not	Guaranteed for related parties or not (yes or no)
Total amount of guarantee during the report period						5.00
Total balance of guarantee at the end of the report period						11,094.15
Particulars of guarantee for the controlling subsidiaries						
Total amount of guarantee for controlling subsidiaries during the report period						0.00
Total balance of guarantee for controlling subsidiaries at the end of the report period						3,414.00
Particulars about the total amount of guarantees (including the guarantee for controlling subsidiaries)						
Total amount of guarantee						14,508.15
The proportion of the total amount of guarantee in the net assets of the Company						14.71%
Particulars about the guarantees out of line						
Total amount of guarantee for other related parties, which the Company or controlling shareholders held less than 50%						0.00
The debts guarantee amount provided for the guarantee of which the assets – liability ratio exceeded 70%						0.00
Amount of total guarantee exceeded 50% of net assets						0.00
Total amount of guarantee out of line						0.00

6.3 Current related credits and liabilities

√Applicable □Inapplicable

6.4 Material lawsuits and arbitrations

√Applicable □Inapplicable

1. Lawsuit on Guo Xin Building

On March 21, 1997, the Company signed the Contract on Guo Xin Building Share Transfer with Baoxin Real Estate Development (Shenzhen) Co., Ltd (hereinafter referred to Baoxin Company). According to the contract, the Company transferred 68% of its equities of Guo Xin Building to Baoxin Company at the price of RMB 145 million. The debts of RMB 15 million owed by the Company for the construction would be repaid by Baoxin Company. Bao Xin Company repaid RMB 45 million with RMB 10 million of transferred equities and RMB 15 million of construction debts outstanding. As the property ownership involved had been transferred to Bao Xin Company, the Company filed a petition to the court. According to the No. 7 EGFJYCZ paper of civil judgment of Guangdong Higher People's Court dated Sep. 28, 2002, it was ruled that Bao Xin Company should repay the Company RMB 98,948,060.00 for the transferred equities and interests. In 2003, this case maintained its original judgment in the second instance. In 2004, the Company withdrew part of the payment through enforcement. Ended June 30, 2005, the case still needs further enforcement. The Company did not account the earnings and cost of above transaction in view of being cautious.

2. Lawsuit on Harbin Institute of Technology

Please refer to the public notice dated August 18 and October 21, 2004 and Note VII to the Semi – annual Financial Report 2005 for details.

3. Zhuyuan Lawsuit

On August 20, 2001, the Company petitioned for arbitration to China International Economic and Trade Arbitration Committee (CIETAC), demanding a ruling on the case that Shenzhen Jubang Enterprise General Company should compensate to the Company for withdrawing the land use rights ahead of schedule. On December 16, the Company filed a petition to Shenzhen Intermediate People's Court, demanding Shenzhen Zhuyuan Enterprise Co., Ltd to pay back RMB 37.33 million with interests for the construction expenses on Zhuyuan apartment. In the first instance of 2003, it was ruled that Zhuyuan Enterprise Co., Ltd should repay RMB 35.80 million of principal and interests to the Company. As for the events stated in Note VII (3), on June 18, 2004, the Company and Xinfeng Enterprise Co., Ltd signed the Share Transfer Agreement with the former Shenzhen Business and Trade Investment Holding Co. It was agreed that the Company and Xinfeng Enterprise Co., Ltd transferred the total investment equities in Zhuyuan Enterprise Co., Ltd and the total equity of transactions with Zhuyuan Enterprise Co., Ltd to the former Shenzhen Business and Trade Investment Holding Co. On the same day, the Company and Xinfeng Enterprise Co., Ltd signed the Settlement Agreement with Shenzhen Jubang Enterprise General Company. Based on the equity transfer, all the parties agreed upon a settlement on the aforementioned lawsuits. Since the equity ownership transfer has not completed, the abovementioned lawsuits are not fully revoked. The details about the Company's book value of assets are available in Note VII (3).

4. Lawsuit on Xi'an project

Xi'an Xinfeng Property Business and Trade Co., Ltd (hereinafter referred to as Xi'an Xinfeng Co.), is a joint venture founded in Xi'an by the exclusively invested subsidiary of the Company, Xinfeng Enterprise (Hong Kong) Co., Ltd. Xinfeng Enterprise (Hong Kong) Co., Ltd held 84% of the total equity through investing in cash, while Xi'an Business and Trade Building which directly under Xi'an Business and Trade Committee held 16% of the total equity through investing with land use rights. Xinfeng Enterprise (Hong Kong) Co., Ltd is mainly engaged in property development with existing project of Xi'an Business and Trade Building. This project started on November 28, 1995 and was forced to stop in 1996 due to the serious disagreement over the operating guidelines; in the year of 1997, Xi'an Municipal Government decided to draw back the project invested by Xi'an Xinfeng Co. and assigned it to Xi'an Business and Trade Travel Co., Ltd (hereinafter referred to as Business and Trade Travel Co.) which is affiliated to Xi'an Business and Trade Committee. However, Xi'an Xinfeng Co. and Xi'an Business and Trade Travel Co., Ltd had disagreement on the investment compensation which incurred a lawsuit. According to No. 25 SJYCZ (2000) paper of civil judgment of Shanxi Higher People's Court dated December 19, 2001, it was ruled that: 1. Xi'an Business and Trade Travel Co., Ltd should repay RMB 36.62 million including the principal and interests to Xi'an Xinfeng Co. within one month after the judgment taking effective. It should pay additional interests for the overdue debts; 2. Xi'an Business and Trade Committee took the joint responsibility for repaying aforementioned debt interests. Ended June 30, 2005, the book value of outstanding credits Xi'an Xinfeng Co. owed to the Company amounted to RMB 14,688,763.49, and the balance of long – term equity investment amounted to RMB 25,473,600.00. The Company has withdrawn RMB 21,823,177.57 as the long – term investment depreciation reserve.

5. Lawsuit on Shantou Xinfeng Building

The Shantou branch of the Company (hereinafter referred to as Shantou Branch) signed the Contract on Project of Jointly Developing and Constructing Xinfeng Building with Songshan Workshop Development Co., Ltd (hereinafter referred to as Songshan Co.) in Shantou Special Economic Development Zone. On March 8, 1996, the Company signed the Agreement on Executing Relate Issues in the Contract on Jointly Developing and Constructing Xinfeng Building with Songshan Co. as the supplementary agreement. Afterwards, this project was not carried out due to certain reasons. On January 20, 2000, the Company reached an agreement with Songshan Co. to set up a temporary food market on the site which is still in use up to now. On August 16, Songshan Company filed a petition to Shantou Intermediate People's Court, demanding: 1. to revoke the aforementioned contract with Shantou Branch; 2. Shantou Branch to compensate around RMB 7.51 million for economic losses; 3. Shantou Branch to transfer all the approved certificates and managerial rights to Songshan Co. On October 15, 2004, Shantou Branch countercharged Songshan Co., demanding: 1. Songshan Co. to consent that all the contracts and agreements involved had no legal effect; 2. Songshan Co. to repay HK$41,774,110.00 and RMB 1 million with related interests. The case is under processing at present. Ended June 30, 2005, balance of this long – term investment of the Company totals RMB 69,204,798.99 in book value, and the depreciation reserve totaling RMB 58,547,652.25 was withdrawn.

6. Lawsuit on Fengkai Cement Company

The exclusively invested subsidiary of the Company, Xinfeng Enterprise (Hong Kong) Co., Ltd held 90% of the total equity of Guangdong Fengkai County Lianfeng Cement Production Co., Ltd (hereinafter referred to as Fengkai Cement Company). Due to its uncertain continuing operating capacity, Fengkai Cement Company was unable to repay the loans to the Company. According to No. 290 SZFMECZ (2004) Paper of Civil Mediation of Shenzhen Intermediate People's Court, both parties agreed that Fengkai Cement Company owed to the Company RMB 137,648,612.50 including the principal and interests. Besides, Fengkai Cement Company also owed debts to Fengkai County Rural Credit Cooperatives (hereinafter referred to as Rural Credit Cooperatives) and the Fengkai county branch of Agricultural Bank of China (hereinafter referred to as Fengkai Agricultural Bank), both of which filed a petition to the court. On June 23, 2004, according to No. 34 ZZMSCZ (2004) Paper of Civil Judgment of Guangdong Zhaoqing Intermediate People's Court, Fengkai Cement Company should repay the principal of RMB 16.368 million and interests of RMB 11,906,938.70 to Rural Credit Cooperative; according to No. 35 ZZMSCZ (2004) Paper of Civil Judgment of Guangdong Zhaoqing Intermediate People's Court, Fengkai Cement Company should pay off the principal of RMB 6 million and interests of RMB 4,263,180.00 to Fengkai Agricultural Bank. In view of above lawsuits, the court sequestered the most part of physical assets of the Company (including land use rights, houses, equipment and some stocks). This case is under processing at present. Ended June 30, 2005, the balance of long – term equity investment of the Company totaled RMB 59,354,355.32 in book value for which relevant depreciation reserve has been withdrawn. The balance of long – term credit investment of the Company totaled RMB 126,302,983.47 in book value for which relevant depreciation reserve has been withdrawn; the balance of other receivables totaled RMB 7,213,716.27, for which RMB 3,843,003.00 was withdrawn as the depreciation reserve.

6.5 Notes to the other significant events and their influences on and analysis to the solutions

□Applicable √Inapplicable

§7. Financial Report

7.1 Auditor's opinion

Financial Report	√Non – audited	□Audited

7.2 Financial statements

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED JUNE 30, 2005

Notes	01/01 - 30/06/2005 RMB'000	01/01 - 30/06/2004 RMB'000
Turnover	165,231	382,029
Cost of sales	(118,621)	(341,733)
Gross (loss) / profit	46,610	40,296
Other operating income	2,358	11,429
Write back of provision for impairment losses of properties under development for sale	-	-
General and administrative expenses	(37,828)	(52,981)
Operating expenses	(6,231)	(10,814)
Profit / (loss) from operations	4,918	(12,050)
Finance cost	(21,320)	(20,788)
Share of profit of non – consolidated subsidiaries, associated companies, and contractual joint ventures	9,855	5,259
Loss before taxation	(6,547)	(27,509)
Taxation	(264)	(258)
Loss after taxation	(6,811)	(27,767)
Minority interests	(761)	(275)
Net loss for the period	(6,150)	(28,042)
Earnings per share		
Basic	RMB(0.006)	RMB(0.028)
Diluted	N/A	N/A

7.3.1 If any change has taken place in the accounting policy, accounting estimation and accounting error correction, provide relevant contents, reasons and influence.

□Applicable √Inapplicable

7.3.2 If material change has taken place in the consolidation scope, provide relevant reasons and influence.

√Applicable □Inapplicable

7.3.3 List notes related to the involved issues if the Company is issued a qualified opinion

□Applicable √Inapplicable

Board of Directors of
SHENZHEN Special Economic Zone
Real Estate & Properties (Group) Co., Ltd.
Aug. 24 2005

證券簡稱：深深房A、深深房B　　公告編號：深2005－18

證券代碼：000029、200029

深圳經濟特區房地產（集團）股份有限公司
董事會決議公告

本公司董事會於2005年8月22日召開會議，應出席董事10人，實到8人，會議經審議通過以下議案：

《公司2005年半年度報告及摘要》

特此公告。

深圳經濟特區房地產（集團）股份有限公司
董事會
2005年8月24日

WEIFU HIGH-TECHNOLOGY CO., LTD.
SUMMARY OF SEMI-ANNUAL REPORT 2005

§1. Important Notice

1.1 The Board of Directors of Weifu High-Technology Co., Ltd. (hereinafter referred to as the Company) and its Directors individually and collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading.

The summary of semi-annual report 2005 is abstracted from the semi-annual report; and full text of the semi-annual report is published on Internet website http://www.cninfo.com.cn in the mean time. The investors are suggested to read the full text of semi-annual report to get more details.

1.2 No director stated that he (she) could not ensure the correctness, accuracy and completeness of the contents of the Semi-annual Report or had objection for this report.

1.3 List of absent directors

Name of absent directors	Reason of absence	Name of assignee
Ouyang Minggao	On business	Chen Jucheng

1.4 The semi-annual financial report of the Company has not been audited.

1.5 The authenticity and completeness of the financial statements of the Company contained in this announcement shall be ensured by Mr. Xu Liangfei (the head of the Company), and Ms. Sun Qingxian (person in charge of finance and accounting organ) collectively.

§2. Company Profile

2.1 Basic information

Short form of the stock	Weifu High-Tech, Su Weifu-B	
Stock code	000581, 200581	
Listed stock exchange	Shenzhen Stock Exchange	
	Secretary of the Board of Directors	Securities Affairs Representative
Name	Zhou Weixing	Gu Yiming
Contact address	No. 107, Renmin West Road, Wuxi City	No. 107, Renmin West Road, Wuxi, City
Telephone	(86) 510-2719579	(86) 510-2719579
Fax	(86) 510-2751025	(86) 510-2751025
E-mail	wfjt@public1.wx.js.cn	wfjt@public1.wx.js.cn

2.2 Key financial data and indexes

2.2.1 Key accounting data and financial indexes

Unit: RMB

	At the end of this report period	At the end of last year	Increase/decrease at the end of this report period than that of the period-end last year (%)
Current assets	2,646,478,093.79	2,310,138,489.62	14.56
Current liabilities	1,815,213,173.87	1,582,784,296.35	14.56
Total assets	4,836,830,238.65	4,392,225,610.09	10.61
Shareholders' equity (excluding minority interests)	2,355,757,588.31	2,201,310,249.63	6.93
Net assets per share	5.39	5.04	6.94
Net assets per share after adjustment	5.36	5.04	6.75
	The report period (Jan. to Jun. 2005)	The same period of last year	Increase/decrease in this report period than that of the same period of last year (%)
Net profit	152,447,320.68	130,186,454.42	17.12
Net profit after deducting non-recurring gains and losses	144,615,310.71	131,214,620.34	10.21
Earnings per share	0.35	0.30	16.67
Earnings per share (Note)			
Return on equity	6.48%	6.24%	0.24
Net cash flow arising from operating activities	-358,109,454.86	72,163,683.67	-587.93

2.2.2 Items of non-recurring gains and losses

√Applicable □Inapplicable

Unit: RMB

Items of non-recurring gains and losses	Amount
Non-operating expenses	-5,550,126.15
Food supply adjustment, anti-flood safety fund	5,141,487.70
Non-operating income	349,855.92
Expenses offset by financial appropriations	8,346,749.34
Impact on income tax due to non-recurring gains and losses	-1,393,195.04
Impact on minority interests due to non-recurring gains and losses	-82,781.60
Total	7,832,009.97

2.2.3 Differences between CAS and IAS:

√Applicable □Inapplicable

Unit: RMB

	Chinese Accounting Standards	International Accounting Standards
Net profit	152,447,320.68	140,507,590.41
Explanation on the difference	Difference occurred due to the amortization of goodwill amounting to RMB 1,246,353.32 arising out of the purchase of affiliated company, deferred earnings and amortization totaling RMB -5,508,129, and an unconfirmed governmental subsidy amounting to RMB -7,679,945.69.	

§3. Changes in Share Capital and Particulars about Shareholders

3.1 Statement of changes in shares

□Applicable √Inapplicable

3.2 Particulars about shares held by the top ten shareholders and the top ten shareholders of circulation share

Total shareholders at the end of report period						45,891
Particulars about shares held by the top ten shareholders						
Name of Shareholder (Full name)	Increase/decrease in the report period	Holding shares at the period-end	Proportion in total shares (%)	Type of shares (Circulating or non-circulating)	Number of share pledged or frozen	Nature of shareholders (state-owned shareholder or foreign shareholder)
WUXI WEIFU GROUP COMPANY LIMITED	0.00	171,546,150.00	27.86	Non-circulating	0.00	State-owned shareholder
ROBERT BOSCH GMBH	0.00	14,144,000.00	3.24	Circulating	Unknown	Foreign shareholder
YINFENG SECURITIES INVESTMENT FUNDS	6,107,744.00	13,302,787.00	3.05	Circulating	Unknown	Other
GALAXY YINTAI FINANCE DIVIDENDS SECURITIES INVESTMENT FUNDS	-1,463,541.00	8,623,333.00	2.21	Circulating	Unknown	Other
CHINA MERCHANTS XIANFENG SECURITIES INVESTMENT FUNDS	6,484,575.00	6,484,575.00	1.45	Circulating	Unknown	Other
BOSHI WELL-CHOSEN STOCK SECURITIES INVESTMENT FUNDS	6,000,000.00	6,298,794.00	1.44	Circulating	Unknown	Other
TONGQIAN SECURITIES INVESTMENT FUNDS	-3,670,785.00	6,138,700.00	1.41	Circulating	Unknown	Other
YUYANG SECURITIES INVESTMENT FUNDS	-788,944.00	6,137,963.00	1.41	Circulating	Unknown	Other
CHINA MERCHANTS STOCK INVESTMETN FUNDS	5,029,048.00	5,029,048.00	1.15	Circulating	Unknown	Other
TIANYUAN SECURITIES INVESTMENT FUNDS	0.00	5,000,000.00	1.15	Circulating	Unknown	Other

Particulars about shares held by the top ten shareholders of circulation share		
Name of Shareholder (Full name)	Number of circulation shares held at the period-end	Type (A-share, B-share, H-share and other)
ROBERT BOSCH GMBH	14,144,000.00	B-share
YINFENG SECURITIES INVESTMENT FUNDS	13,302,787.00	A-share
GALAXY YINTAI FINANCE DIVIDENDS SECURITIES INVESTMENT FUNDS	8,623,333.00	A-share
CHINA MERCHANTS XIANFENG SECURITIES INVESTMENT FUNDS	6,484,575.00	A-share
BOSHI WELL-CHOSEN STOCK SECURITIES INVESTMENT FUNDS	6,298,794.00	A-share
TONGQIAN SECURITIES INVESTMENT FUNDS	6,138,700.00	A-share
YUYANG SECURITIES INVESTMETN FUNDS	6,137,963.00	A-share
CHINA MERCHANTS STOCK INVESTMETN FUNDS	5,029,048.00	A-share
TIANYUAN SECURITIES INVESTMETN FUNDS	5,000,000.00	A-share
CHINA SOUTH STEADY GROWTH SECURITIES INVESTMETN FUNDS	4,582,980.00	A-share
Explanation on associated relationship among the top ten shareholders or consistent action	Among the top ten shareholders, there exists no associated relationship between Wuxi Weifu Group Company Limited, the first largest shareholder of the Company, and other shareholders, and they do not belong to the consistent parties regulated by the Management Measure of Information Disclosure on Change of Shareholding by Listed Company. The Company does not know whether there exists associated relationship among the other shareholders.	
Explanation on the approved period of holding shares which strategic investor or general legal person participates in the allotment of new shares		
Shareholders' name	Approved period of holding share	
Nought		

3.3 Particulars about change in controlling shareholder and actual controller of the Company

□Applicable √Inapplicable

§4. Particulars about Directors, Supervisors and Senior Executives

4.1 Particulars about changes in shares held by directors, supervisors and senior executives

□Applicable √Inapplicable

§5. Discussion and Analysis of the Management

5.1 Statement of main operations classified according to industries and products

Unit: RMB'0000

	Income from main operations	Cost of main operations	Gross profit ratio (%)	Increase/decrease in income from main operations over the same period of last year (%)	Increase/decrease in cost of main operations over the same period of last year (%)	Increase/decrease in gross profit ratio over the same period of last year (%)
Statement of main operations classified according to industries						
Manufacture of other standard components	175,580.64	138,581.81	21.08	85.66	98.07	-4.96
Including: related transactions	0.00	0.00				
Statement of main operations classified according to products						
Fittings and accessories of internal combustion engine	169,727.53	133,892.93	21.11	87.42	98.49	-4.77
Catalytic converter and mufflers	5,853.11	4,668.87	20.23	45.65	64.43	-8.02
Including: related transactions	0.00	0.00				
Pricing rules for related transactions	Fair market price					

Including: total amount of related transactions that the listed company sold products and provided rendered service to its controlling shareholder and subsidiaries was RMB 131.54 million in the report period.

5.2 Particulars about main operations classified according to areas

Unit: RMB'0000

Areas	Income from main operations	Increase/decrease in income from main operations over the same period of last year (%)
Inside the province	38,608.66	21.08
Outside the province	136,971.98	118.51

5.3 Other operations affecting the net profit greatly

□Applicable √Inapplicable

5.4 Operation of share-holding companies

√Applicable □Inapplicable

Unit: RMB'0000

Name of share-holding company	Zhongfan Automobile Electronics Co., Ltd		
Investment earnings contributed in the period	2,200.00	Proportion in net profit of the listed company	14.43%
Share-holding company	Business scope	Fittings and accessories of internal combustion engine	
	Net profit	11,000.00	

5.5 Explanation on reasons of material changes in main operations and their structure

□Applicable √Inapplicable

5.6 Explanation on reasons of material changes in profitability capability of main operations (gross profit ratio) than that in the last year

□Applicable √Inapplicable

5.7 Analysis on reasons of material changes in profit structure compared with the previous year

□Applicable √Inapplicable

5.8 Application of the raised proceeds

5.8.1 Use of the raised proceeds

□Applicable √Inapplicable

5.8.2 Particulars about the changed projects

□Applicable √Inapplicable

5.9 Plan of the Board on amending the business plan in the second half of the year

□Applicable √Inapplicable

5.10 Estimation on accumulative net profit from the beginning of the year to the end of next report period to be loss probably or the warning of its material change compared with the corresponding period of the last year and explanation on reason

□Applicable √Inapplicable

5.11 Explanation of the Management on "Qualified Opinion" from the Certified Public Accountants in the report period

□Applicable √Inapplicable

5.12 Explanation of the Management on changes and disposal of the issues involved in "Qualified Opinion" from the Certified Public Accountants in the last year

□Applicable √Inapplicable

§6. Significant Events

6.1 Acquisition and sales of assets and assets restructure

6.1.1 Assets acquired

□Applicable √Inapplicable

6.1.2 Assets sold

□Applicable √Inapplicable

6.1.3 Progress of these events and its influence on the operating results and financial status in the report period after the report on assets restructure or public notice on acquisition and sale of assets published

□Applicable √Inapplicable

6.2 Guarantees

√Applicable □Inapplicable

Unit: RMB'0000

Particulars about external guarantees (including guarantees for controlling subsidiary company)						
Name of warrantee	Date of happening (date of agreement signing)	Amount of guarantee	Type of guarantee	Term of guarantee	Accomplished or not	Guarantee for related parties or not (yes or no)
Total amount of guarantees in the report period						16,000.00
Total balance of guarantees in the report period						16,000.00
Particulars about the Company's guarantee for controlling subsidiary company						
Total amount of guarantees in the report period						15,000.00
Total balance of guarantees at the end of the report period						15,000.00
Particulars about total amount of guarantees (including guarantees for controlling subsidiary company)						
Total amount of guarantees						16,000.00
The percentage that the total amount of guarantees takes up the net assets of the Company						6.80%
Particulars about guarantees out of line						
Total amount of guarantees for other related parties which are controlled less than 50% by the Company or the controlling shareholder						0.00
The liability guarantee amount provided directly or indirectly for warrantees with a assets-liability rate exceeding 70%						0.00
The part of the amount of the total guarantees exceeding the 50% line of the net assets						0.00
Total amount of irregular guarantees						0.00

6.3 Current related credits and liabilities

√Applicable □Inapplicable

Unit: RMB'0000

Name of related parties	Relationships with the listed company	Capital provided to related parties by the listed company: Amount	Capital provided to related parties by the listed company: Balance	Capital provided by related parties to the listed company: Amount	Capital provided by related parties to the listed company: Balance
Wuxi Weifu Group Company Limited	Actual controller	15,887.39	0.00	12,964.11	3.62
Wuxi Weifu-Jilin University New Material Application and Development Co., Ltd	Shareholding subsidiary	0.00	0.00	1.61	42.57
Wuxi Weifu Mashan Oil Pump and Oil Nozzle Co., Ltd	Shareholding subsidiary	7,178.73	1,480.92	6,581.53	0.00
Wuxi Weifu Chang'an Oil Pump and Oil Nozzle Co., Ltd.	Shareholding subsidiary	18,894.48	2,918.20	15,422.53	0.00
Bosch Automotive Diesel System Co., Ltd.	Shareholding company	9,245.42	0.00	12,258.49	2,837.02
United Automotive Electronic System Co., Ltd	Shareholding company	6.55	6.65	0.00	0.00
Wuxi Weifu Precise Machinery Manufacturing Co., Ltd.	Shareholding subsidiary	11,928.95	362.50	11,818.50	0.00
Wuxi Weifu International Trade Co., Ltd.	Shareholding company	19.79	0.00	18.79	0.00
Total		58,960.46	4,777.27	59,064.58	2,883.36

Including: The amount of capital provided by the listed company to the controlling shareholder and its subsidiaries was RMB 137,077,500 with the balance amounting to RMB 0.00 in the report period.

6.4 Material lawsuits and arbitrations

□Applicable √Inapplicable

6.5 Other significant events and explanation and analysis on their influences and solutions

□Applicable √Inapplicable

§7. Financial Report

7.1 Auditing opinion

Financial Report	√Un-audited □Audited

7.2 Financial report

7.2.2 Profit and profit appropriation statement

Unit: RMB

Domestic Statement

Items	Current period: Consolidated	Current period: Parent Company	Same period of last year: Consolidated	Same period of last year: Parent Company
I. Income from main operations	1,755,806,383.72	804,847,686.00	946,713,029.27	781,672,337.37
Less: Cost of main operations	1,385,618,085.14	647,311,013.69	699,573,185.89	623,384,414.09
Taxes and additions on main business	4,517,898.84	2,653,844.67	5,171,784.66	3,357,538.32
II. Profit from main operations (Loss is listed with "-")	365,670,800.74	154,882,803.54	240,968,078.72	154,930,384.96
Add: Other operating profit (Loss is listed with "-")	6,902,842.01	6,633,035.22	-3,850,482.38	-1,508,880.67
Less: Operating expenses	60,426,077.07	25,815,968.65	31,847,509.97	25,379,734.60
Administrative expenses	108,637,883.82	42,064,158.66	85,584,584.33	33,068,333.46
Financial expenses	31,706,723.20	11,520,021.42	12,114,100.73	11,632,831.30
III. Operating profit (Loss is listed with "-")	172,602,848.56	74,115,070.01	107,781,312.51	80,240,485.13
Add: Investment yield (Loss is listed with "-")	24,120,818.04	82,827,219.75	43,551,306.42	63,704,270.78
Subsidy income				
Non-operating income	349,855.92	254,840.16	475,873.15	381,380.06
Less: Non-operating expenses	5,550,126.15	2,873,873.51	4,655,156.72	4,643,791.57
IV. Total profit (Total loss is listed with "-")	191,523,288.37	163,723,257.41	147,183,336.16	139,482,844.40
Less: Income tax	14,390,690.00	11,275,936.73	12,795,889.98	9,315,969.98
Gains and losses of minority shareholders	24,685,277.69		4,200,991.76	
Add: unconfirmed investment losses occurred in the period				
V. Net profit (Net loss is listed with "-")	152,447,320.68	152,447,320.68	130,186,454.42	130,186,454.42
Add: Retained earnings at the year-beginning	619,996,364.01	629,363,458.44	424,732,232.29	426,535,195.83
Other transfer-in				
VI. Profit available for distribution	772,443,684.69	781,810,779.12	554,918,686.71	556,721,650.25
Less: Statutory surplus reserve				
Statutory public welfare reserve				
Employee bonus and welfare funds				
Reserve funds				
Enterprise development funds				
Returned investment from profit				
VII. Profit available for distribution to investors	772,443,684.69	781,810,779.12	554,918,686.71	556,721,650.25
Less: dividend for preference shares payable				
Discretionary surplus reserves				
Dividends for ordinary shares				
Dividends for ordinary shares converted into capital (or share capital)				
VIII. Retained earnings	772,443,684.69	781,810,779.12	554,918,686.71	556,721,650.25
Profit statement (supplement information)				
1. Profit from selling or disposing branch of business				
2. Losses from natural disaster				
3. Increase (or decrease) in total profit due to the changes of accounting policies				
4. Increase (or decrease) in total profit due to the changes of accounting estimation				
5. Loss on debts restructure				
6. Others				

7.3 Notes to financial report

7.3.1 If there has been any change in the accounting policies, or accounting estimation, or adjustment of accounting errors, give the contents, reasons and the influenced numbers

□Applicable √Inapplicable

7.3.2 Reasons and influenced number explanation on material changes in consolidated scope in the report period

√Applicable □Inapplicable

Compared with that of the same period of the last year, Wuxi Weifu Automobile Diesel System Co., Ltd has been added into the consolidation scope of the accounting statements, of which the Company holds 70% equity.

7.3.3 List notes related to the involved issues if the Company is issued a qualified opinion

□Applicable √Inapplicable

Board of Directors of
Weifu High-Technology Co., Ltd.
Aug. 18, 2005

證券代碼：000581 200581　　證券簡稱：威孚高科 蘇威孚B
公告編號：2005－008

無錫威孚高科技股份有限公司
董事會第五屆第二次會議決議公告

本公司及董事會全體成員保證公告內容的真實、準確和完整，沒有虛假記載、誤導性陳述或者重大遺漏。

無錫威孚高科技股份有限公司董事會第五屆第二次會議於2005年7月27日以書面和傳真的方式通知各位董事，會議於8月16日上午在公司會議室召開。會議應到董事11人，出席董事10人（許良飛、韓江明、王偉良、高國元、葛煥平、時興元、陳昭林、張小虞先生、陳巨昌、陳其鏈），獨立董事歐陽明高先生因公缺席會議，授權獨立董事陳巨昌先生行使表決權，符合《公司法》和《公司章程》的規定。會議由董事長許良飛先生主持。會議審議通過了如下決議：

一、會議以11票同意、0票反對、0票棄權通過了"公司2005年半年度報告"和"公司2005年半年度報告摘要"；

二、會議以11票同意、0票反對、0票棄權通過了"公司2005年中期利潤分配預案的報告"，決定中期利潤不分配，也不進行資本公積金轉增股本，全部未分配利潤結轉下半年；

三、會議以11票同意、0票反對、0票棄權，決定公司與美國奧特凱姆公司（Autocam）合資組建"無錫威孚奧特凱姆精密機械有限公司"，從事研發、生產精密汽車零部件、發動機控制系統，項目總投資1500萬美元，註冊資本600萬美元，雙方各以現金方式出資50%，本公司出資300萬美元，項目投資回報期為6.5年。項目建成後，將實現汽車汽油發動機電控EV6系統部分關鍵零部件的國產化，降低生產成本，提高經濟效益；

四、會議以11票同意、0票反對、0票棄權，同意為適應公司長遠發展需要，根據本公司與德國博世公司達成的合作意向，決定受讓"博世汽車柴油系統股份有限公司"位於無錫國家高新技術產業開發區50號地塊66.5畝出讓土地使用權和約2萬m²的廠房資產，授權管理層就受讓方案組織實施資產評估等有關事項，並及時履行信息披露等相關事宜。

特此公告。

無錫威孚高科技股份有限公司
董事會
二〇〇五年八月十八日

證券代碼：000581 200581　　證券簡稱：威孚高科 蘇威孚B
公告編號：2005－009

無錫威孚高科技股份有限公司
監事會第五屆第二次會議決議公告

本公司及監事會全體成員保證公告內容的真實、準確和完整，沒有虛假記載、誤導性陳述或者重大遺漏。

無錫威孚高科技股份有限公司監事會第五屆第二次2005年7月27日的書面和傳真的方式通知全體監事，會議於2005年8月16日在公司會議室召開。會議應到監事5人，出席4人（李國樑、張繼明、歐建斌、尤建忠），監事會主席陳學軍先生因公缺席，指定監事張繼明先生主持會議。符合《公司法》和《公司章程》的有關規定。審議通過了如下決議：

一、會議以4票同意、0票反對、0票棄權通過了"公司2005年半年度報告"和"公司2005年半年度報告摘要"；

二、會議以4票同意、0票反對、0票棄權通過了董事會提出的中期利潤分配預案，即公司中期利潤不分配，也不進行資本公積金轉增股本，全部未分配利潤結轉下半年。

全體與會監事列席了公司董事會第五屆二次會議，監事會確認公司董事會第五屆第二次會議所通過的各項議案符合《公司法》和《公司章程》的有關規定。

特此公告。

無錫威孚高科技股份有限公司
監事會
二〇〇五年八月十八日

深圳經濟特區房地產（集團）股份有限公司
收購報告書摘要

上市公司名稱：深圳經濟特區房地產（集團）股份有限公司
上市地點：　深圳證券交易所
股票簡稱：　深深房A　深深房B
股票代碼：　000029　　200029
收購人名稱：　深圳市投資控股有限公司
收購人住所：　深圳市福田中心區深南大道投資大廈
通訊地址：　深圳市福田中心區深南大道投資大廈
聯繫電話：　0755－83883906
聯繫人：　陳白穎
報告書簽署日期：二〇〇五年八月十六日

收購人聲明

一、本報告書係深圳市投資控股有限公司依據《中華人民共和國證券法》、《上市公司收購管理辦法》、《公開發行證券的公司信息披露內容與格式準則第16號—上市公司收購報告書》及其他相關法律、法規及部門規章的有關規定編寫。

二、依據《中華人民共和國證券法》、《上市公司收購管理辦法》的規定，本報告書已全面披露了本收購人（包括股份持有人、股份控制人以及一致行動人）所持有、控制的深圳經濟特區房地產（集團）股份有限公司股份。

截至本報告書簽署之日，除本報告書披露的持股信息外，本收購人沒有通過任何其他方式持有、控制深圳經濟特區房地產（集團）股份有限公司股份。

三、本收購人簽署本報告書已獲得必要的授權和批准，其履行亦不違反收購人章程或內部規則中的任何條款，或與之相衝突。

四、本次收購已經國務院國有資產監督管理委員會批准，尚需中國證券監督管理委員會審核無異議；本次收購已觸發全面要約收購義務，亦須經中國證監會批准，豁免本收購人全面要約收購之義務。

五、本次收購是根據本報告書所載明的資料進行的。除本收購人和所聘請的專業機構外，沒有委託或者授權任何其他人提供未在本報告書中列載的信息和本報告書做出任何解釋或者說明。

第一節　釋義

除非特別說明，以下簡稱在本報告中有如下特定意義：

收購人、本公司	指深圳市投資控股有限公司
建設控股	指深圳市建設投資控股公司
深房集團、上市公司	指深圳經濟特區房地產（集團）股份有限公司
本次收購、本次國有股權行政劃轉	指根據國資委的批覆，將建設控股公司持有的深房集團國有法人股743,820,000股無償劃轉到深圳市投資控股有限公司的事項
本報告書、本報告書摘要	指深房集團收購報告書摘要
中國證監會	指中國證券監督管理委員會
國資委	指國務院國有資產監督管理委員會
元	指人民幣元

第二節　收購人介紹

一、收購人基本情況

名稱：深圳市投資控股有限公司
註冊地：深圳市
註冊資本：400000萬元
營業執照註冊號碼：4403011155595
企業法人組織機構代碼：76756642－1
企業類型：有限責任公司（國有獨資）
主要經營範圍：1、為市屬國有企業提供擔保；2、對市國資委直接監管企業之外的國有股權進行管理；3、對所屬企業進行資產重組、改制和資本運作；4、投資；5、市國資委授權的其他業務。
經營期限：自2004年10月13日至2054年10月13日
國稅登記證號碼：無
地稅登記證號碼：440304767566421
股東名稱：深圳市人民政府國有資產監督管理委員會
通訊地址：深圳市福田中心區深南大道投資大廈
郵政編碼：518048
聯繫人：陳白穎
聯繫電話：0755－83883906

二、收購人相關產權及控制關係

（一）收購人相關產權及控制關係

收購人的股東為深圳市人民政府國有資產監督管理委員會，持有收購人100%股權，為收購人的實際控制人，對收購人履行出資人職責並直接監督管理。

除此以外，收購人不存在其他控制關係。

收購人產權及控制關係如下圖所示：

深圳市人民政府國有資產監督管理委員會
↓ 100%
深圳市投資控股有限公司
↓ 100%　90%　60%　20.11%　92.2%　97.37%　100%　100%　100%　43.3%　100%
深圳市大洋進出口公司｜深圳市深投物業管理有限公司｜深圳市大工業區投資發展有限公司｜深圳市深南石油（集團）有限公司｜深圳市海吉星漁港實業有限公司｜深圳市通產實業有限公司｜深圳市南油開發建設有限公司｜深圳市旅遊（集團）公司｜深圳市城市建設開發（集團）公司｜深圳市特發集團有限公司｜深圳市航運總公司

（二）收購人的主要控制關係

深圳市大洋進出口公司，註冊資本3350萬元，收購人持100%的股份，主營業務為進出口商品、副食品、農副土產品、種苗、糧油食品、飼料、飲料、食品罐頭、陶瓷、紡織品、百貨。

深圳市深投物業管理有限公司，註冊資本900萬元，收購人持90%的股份，主營業務為自有物業管理，國內商業、物資供銷業（不含專營、專賣、專控商品）。

深圳市大工業區投資發展有限公司，註冊資本2500萬元，收購人持60%的股份，主營業務為土地開發及房地產經營、投資興辦實業（具體項目另報）。

深圳市深南石油（集團）有限公司，註冊資本22122.65萬元，收購人持20.11%的股份，主營業務為經營國內商業、物資供銷業。

深圳市海吉星漁港實業有限公司，註冊資本3000萬元，收購人持92.2%的股份，主營業務為：水產品的批發、零售、加工、冷藏；漁需物資銷售；國內商業，物資供銷業；進出口業務；潤滑油、五金、燃料的購銷；開辦管理蛇口水產品批發交易市場。

深圳市通產實業有限公司，註冊資本19000萬元，收購人持97.37%的股份，主營業務為投資興辦實業、國內商業、物資供銷業。

深圳市南油開發建設有限公司，註冊資本1000萬元，收購人持100%的股份，主營業務為：承接國內外工業與民用建築工程、水電安裝、裝飾工程、冷氣工程、大型土石方工程、基礎工程、金屬結構和鋁製品製作安裝工程及採石場、植工和園林綠化，在深圳市內承接工業與民用建築項目及其土石方工程的施工總承包業務，房地產租賃，在合法取得土地使用權的地塊上從事房地產開發、項目投資。

深圳市旅遊（集團）公司，註冊資本6065萬元，收購人持有100%的股份，主營業務為入境旅遊業務；國內旅遊業務；特許經營中國公民自費出國旅遊業務；旅遊運輸服務，旅館和飲食業；國內商業、物資供銷業；在合法取得土地使用權範圍內從事房地產開發經營業務。

深圳市城市建設開發（集團）公司，註冊資本66800萬元，收購人持有100%的股份，主營業務為市政建設、房地產開發及商品房租賃、銷售、維修、管理。

深圳市特發集團有限公司，註冊資本158282萬元，收購人持有43.3%的股份，主營業務為房地產開發經營、國內商業、物資供銷業、經濟信息諮詢、經營進出口業務、工業交通運輸、旅遊業、金融信託、發行有價證券。

深圳市航運總公司，註冊資本2416萬元，收購人持有100%的股份，主營業務為內河、沿海、遠洋船舶客貨運輸及水路聯運、倉儲、港口裝卸、船舶外輪物資供應、進出口業務。

三、收購人最近五年是否受過處罰情況

在最近五年內，收購人未有受行政處罰、刑事處罰、或者涉及與經濟糾紛有關的重大民事訴訟或者仲裁的情況。

四、收購人高級管理人員的基本情況

姓名	職務	國籍	長期居住地	其他國家或地區居留權
陳洪博	董事長、書記	中國	深圳	無
邦永剛	副書記、總經理	中國	深圳	無
譚壬辰	黨委副書記、紀委書記	中國	深圳	無
謝光亮	副總經理	中國	深圳	無
李　敢	副總經理	中國	深圳	無
胡鴻恩	副總經理	中國	深圳	無

上述董事、監事、高級管理人員在最近五年內均沒有受到行政處罰、刑事處罰或者涉及與經濟糾紛有關的重大民事訴訟或者仲裁的情況。

五、收購人持有、控制其他上市公司5%以上的發行在外的股份情況

截至本報告書簽署之日，收購人未持有、控制任何其他上市公司5%以上發行在外的股份。

六、本次國有股權行政劃轉前，深房集團股權結構示意圖

深圳市建設投資控股公司
↓ 73.52%
深圳經濟特區房地產（集團）股份有限公司

第三節　收購人持股情況及本次收購基本情況

一、收購人持有、控制深房集團股份的情況

截至本報告書簽署之日，本公司未持有深房集團股份。本公司不對被收購公司其他股份表決權的行使產生任何影響。

二、本次國有股權行政劃轉的有關情況

（一）收購的基本情況

根據深圳市委市政府關於國有資產管理體制工作的總體部署，2004年9月，深圳市決定將深圳市建設投資控股公司與深圳市其他兩家資產經營公司（市投資管理公司、市商貿投資控股公司）重組合併，組建深圳市投資控股有限公司，原建設控股公司債權債務由收購人承接。根據國資委國資產權［2005］689號文的批覆，建設控股公司持有的深房集團國有法人股743,820,000（佔總股本的73.52%）行政劃轉至本公司。

本次國有股權行政劃轉完成後，本公司將持有深房集團743,820,000股（佔總股本的73.52%），成為深房集團第一大股東，建設控股公司不再持有深房集團的股份，本次劃轉之股份性質仍為國有法人股。

本次國有股權行政劃轉後，深房集團股權結構示意圖

深圳市人民政府國有資產監督管理委員會
↓ 100%
深圳市投資控股有限公司
↓ 73.52%
深圳經濟特區房地產（集團）股份有限公司

（二）收購方式

本次收購是根據國資委國資產權（2005）689號文批准，通過行政劃轉而進行上市公司股份收購的。

（三）收購內容

1、股份劃出方：深圳市建設投資控股公司
2、股份劃入方：深圳市投資控股有限公司
3、劃轉股份的數量：743,820,000股
4、劃轉股份的比例：佔上市公司股權比例73.52%
5、劃轉股份的性質：發起人國家股
6、批准劃轉的日期：2005年7月11日
7、批准劃轉的機構：國務院國有資產監督管理委員會
8、批准劃轉的文號：國資產權［2005］689號

三、本次國有股權行政劃轉的其他情況

1、本次深房集團國有股權行政劃轉行為不存在附加特殊條件，不存在補充協議或其他安排。

2、截至本收購報告書簽署之日，本次行政劃轉的深房集團國有法人股743,820,000股不存在任何權利限制，包括但不限於質押、託管或凍結等。

3、本次國有股權行政劃轉後，深房集團的第一大股東變更為深圳市投資控股有限公司，實際控制人為深圳市人民政府國有資產監督管理委員會。

四、收購的批准

本次收購已經獲得國務院國有資產監督管理委員會審核批准，尚須取得中國證監會審核本收購報告書無異議；由於本次國有股權行政劃轉的股份總額超過深房集團已發行股份的百分之三十，觸發全面要約收購義務，尚須獲得中國證監會批准，豁免本次股權收購觸發的收購人要約收購義務。

第四節　聲明與簽署

深圳市投資控股有限公司及其法定代表人聲明

本人（以及本人所代表的機構）承諾本報告書及其摘要不存在虛假記載、誤導性陳述或重大遺漏，並對其真實性、準確性、完整性承擔個別和連帶的法律責任。

深圳市投資控股有限公司
法定代表人：陳洪博
二〇〇五年八月十六日

第五節　備查文件

一、備查文件

1、深圳市投資控股有限公司工商營業執照、機構代碼證和稅務登記證；

2、深圳市國資委《關於深圳市屬上市公司國有股權劃轉問題的請示》；

3、深圳市人民政府《關於深圳市上市公司國有股權劃轉的批覆》；

4、國務院國有資產監督管理委員會《關於深圳市農產品股份有限公司等18家上市公司國有股劃轉的批覆》；

5、深圳市投資控股有限公司高級管理人員名單及其身份證明；

6、深圳市投資控股有限公司及其高級管理人員和直系親屬持有或買賣深房集團股份的相關證明；

7、深圳市建設投資控股公司持有深房集團的股權構架證明。

二、備查地點

本收購報告書和備查文件置於以下地點，供投資者查閱：

1、深圳經濟特區房地產（集團）股份有限公司；
2、深圳證券交易所。

深圳市投資控股有限公司
二〇〇五年八月十六日